SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of April, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A. Publicly-Held Corporation

National Corporate Taxpayers Register CNPJ No. 60.643.228/0001-21 STATE REGISTRATION NUMBER (NIRE) 35.300.022.807

SUMMARY MINUTES OF THE ANNUAL SHAREHOLDERS MEETING HELD ON APRIL 30, 2009

I.	DATE, TIME AND PLACE: Held on April 30, 2009, at 10:00 a.m., at the principal place of business of the Company, at Alameda Santos, 1357, 8th floor, in the City of São Paulo, State of São Paulo.

II.
ATTENDANCE: (i) Shareholders representing all voting capital and shareholders owning non-voting preferred shares, according to their signatures in the Shareholders Attendance Register; (ii) José Luciano Duarte Penido – Chief Executive Officer, and Paulo Prignolato – Chief Financial Officer and Investor Relations Officer; (iii) Samuel de Paula Matos and João Carlos Hopp, members of the Fiscal Council; (iv) Terco Grant Thorton - Rogério Villa.

III.	CALL NOTICE: Notice of Meeting published in the "Official Gazette of the State of São Paulo" and in the newspaper "Valor Econômico" on April 15, 16 and 17, 2009.

IV.	PRESIDING OFFICERS:	Luiz Leonardo Cantidiano - Chairman
Rodrigo Piva Menegat - Secretary

V.
AGENDA: (a) to take the managers’ accounts, review, discuss and vote the financial statements for the fiscal year ended on December 31, 2008; (b) to resolve on the allocation of the income of the fiscal year ended on December 31, 2008; (c) to elect the members of the Board of Directors of the Company; (d) elect the members of the Fiscal Council; and (e) to fix the aggregate annual compensation for the bodies of the Management and the Fiscal Council.

VI.
READING OF DOCUMENTS, RECEIPT OF VOTES AND DRAWING UP OF MINUTES: (1) The reading of the documents related to the matters to be discussed at the Annual Shareholders Meeting was not required since such matter was fully known to the Shareholders; (2) the vote statements, protests and dissents that may be presented shall be received, numbered and certified by the Secretary of the Meeting and filed at the principal place of business of the Company, pursuant to Paragraph 1 of article 130 of Law No. 6404/76; (3) authorization was granted for the drawing up of these minutes as a summary and for its publication without signature of the shareholders, in accordance with Paragraphs 1 and 2 of article 130 of Law No. 6404/76.

VII.
RESOLUTIONS: After examination and discussion of the matters included in the Agenda and the respective documents, the attending shareholders resolved, by unanimity of votes and without any restriction:

(A)	To approve the managers’ accounts and the financial statements for the fiscal year ended on December 31, 2008.

(B)	To allocate the net loss determined in the year 2008, in the amount of approximately R$1,310.347,000.00, to the Retained Losses account.

(D)
To elect three (3) members to comprise the Board of Directors of the Company, with a term of office of two (2) years, until the Shareholders Meeting of 2011, as follows: Mr. PAULO HENRIQUE DE OLIVEIRA SANTOS, Brazilian, married, engineer, bearer of Identity Card RG No. 7.746.455-2 SSP/SP and enrolled with the Individual Taxpayers Register of the Ministry of Finance CPF/MF No. 034.880.428-80, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Jerônimo da Veiga, No. 384, 12th floor, as Chairman of the Board of Directors; Mr. JOÃO CARVALHO DE MIRANDA, Brazilian, married, economist, bearer of Identity Card RG No. 52238193 IFP/RJ and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 772.120.887-49, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Amauri, No. 255, 13th floor, as Vice-Chairman of the Board of Directors; and Mr. JOSÉ LUCIANO DUARTE PENIDO, Brazilian, married, engineer, bearer of Identity Card RG No. M-3.764.122 SSP/MG and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 091.760.806-25, resident and domiciled in the City of São Paulo, State of São Paulo, at Alameda Santos, 1357 – 6th floor, as Director.

The Directors now elected do hereby state, for the purposes of Paragraph 1 of article 147 of Law No. 6404/76 and article 1011 of Law No. 10406/02, that they have not been convicted by any crime provided for by the law hindering them from performing business activities, and all statements provided for in article 147, Paragraph 4 of Law No. 6404/76 and Resolution No. 367/02 of the Brazilian Securities Commission (CVM) have been duly submitted to this Shareholders Meeting.

(D)
To elect three (3) members to comprise the Fiscal Council of the Company, with a term of office until the Annual Shareholders Meeting of 2010, as follows: (i) by appointment of voting shareholders, Messrs. JOÃO CARLOS HOPP, Brazilian, married, economist, bearer of Identity Card RG No. 1.395.761 SSP/SP and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 201.275.708-10, resident and domiciled at Alameda Casa Branca No. 456, 7th floor, apt. 71, District of Cerqueira César, São Paulo, State of São Paulo, and his alternate, GERALDO GIANINI, Brazilian, married, accountant, bearer of Identity Card RG No. 4.544.903-X SSP/SP and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 531.905.488-20, resident and domiciled at Rua Bandeira Paulista No. 147 –apt. 44, District of Itaim Bibi – São Paulo – State of São Paulo; Messrs. SAMUEL DE PAULA MATOS, Brazilian, married, economist and accountant, bearer of Identity Card RG No. 4.104.837 SSP/SP and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 069.815.428-20, resident and domiciled at Al. Sarutaiá No. 320, apt. 62, District of Jd. Paulista – São Paulo, State of São Paulo, and his alternate, MARCOS ELIAS SARSUR, Brazilian, married, business administrator, resident and domiciled at Rua Antonio de Albuquerque No. 1303, 7th floor, Belo Horizonte, State of Minas Gerais, and (ii) by appointment of the shareholders of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Investment Funds and Investment Clubs represented by Geração Futuro Corretora de Valores S/A, holders of non-voting preferred shares, Messrs. HAROLDO DO ROSARIO VIEIRA, Brazilian, married, bank employee and savings bank employee, bearer of Identity Card RG No. 01953232-V and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 055.748.382-49, resident and domiciled in Brasília – Federal District, at CCSW 04 Lot 03, apt. 506, Renoir building, and his alternate, ANTONIO SERGIO BATTOCHIO, Brazilian, married, bank employee and savings bank employee, bearer of Identity Card RG No. 4810984 and enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 189.885.478-53, resident and domiciled at Rua XV de Agosto, 299, District of Jd. Alvorada, Municipality of Jaú – State of São Paulo. The alternate members shall take office in the event the position of the incumbent members is vacant.

(E)	To establish the aggregate remuneration of Management bodies and the Fiscal Council, as follows:

(i)
for Company managers: aggregate annual remuneration in an amount equivalent to 1053 annual floor salaries of the category. Pursuant to Article 17, item III, of the Company By-laws, it shall be incumbent on the Board of Directors to establish and prorate the individual remunerations of the managers, within the limits approved hereby;

(ii)
for incumbent members of the Fiscal Council: individual monthly remuneration of at least ten percent (10%) and at most twenty percent (20%) of the average remuneration assigned to each Executive Officer of the Company, excluding charges, bonuses and 13th salary. The members of the Fiscal Council shall receive 12 monthly salaries and shall be entitled to no benefits, allowances and profit sharing.

It is hereby registered that the non-voting preferred shareholder Mr. Sergio Feijão made a favorable statement regarding the matters included in the Agenda.

VIII.	DOCUMENTS: The documents relating to the Agenda are filed at the Company's principal place of business and were made available to the shareholders for consultation.

IX.	CLOSING: As there was no further business to transact, the proceedings were adjourned for these minutes to be drawn up, and read, checked and approved by the shareholders present, who subscribe it.

X.
SIGNATURES: Luiz Leonardo Cantidiano – Chairman; Rodrigo Piva Menegat – Secretary. José Luciano Duarte Penido – Chief Executive Officer and Paulo Prignolato – Chief Financial Officer and Investor Relations Officer; Samuel de Paula Matos and João Carlos Hopp, members of the Fiscal Council. Terco Grant Thorton - Rogério Villa. Shareholders: Votorantim Industrial S.A., by Eduardo Lavini Russo; Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, by Atílio Sanchez Costa; Investment Funds and Investors listed in Document I represented by Citibank NA and HSBC Corretora de Títulos e Valores Mobiliários S/A, by Silvia Ribeiro Lopes Nunes; Sergio Feijão Filho; Eduardo Lobato Salles; José de Abreu Filho; Investment Funds and Investment Clubs represented by Geração Futuro Corretora de Valores S/A as listed in Document II, represented by Ângelo Cesar Cossi.

I certify that this is a true copy of the Minutes of the Annual Shareholders Meeting of VOTORANTIM CELULOSE E PAPEL S.A. held on April 30, 2009, drawn up in the proper book.

Luiz Leonardo Cantidiano	Rodrigo Piva Menegat
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: April 30, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer